UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536) and the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-4 (Registration No. 333-254537).

Seaspan Corporation Financial Information

Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., as of and for the year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: March 30, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

Seaspan Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Changes in Accounting Principles

As discussed in Note 2(q) to the consolidated financial statements, effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment”, which eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment and effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” which changed its accounting for leases. Our opinion is not modified with respect to these matters.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for vessels

As discussed in Note 2(e) to the consolidated financial statements, the Company evaluates property, plant and equipment that are held for use for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the vessel is being used or in its physical condition, a current-period operating or cash flow loss combined with a history of operating or cash flow losses; or a projection or forecast that demonstrates continuing losses associated with the vessel’s use; or a general decline in the market value of a vessel.  The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values.  The Company did not identify any indicators of impairment related to the vessels for the year ended December 31, 2020.  As disclosed in Notes 5 & 6 to the consolidated financial statements, the carrying value of the Company’s vessels, including right of use vessels, was $7,410.5 million as of December 31, 2020.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s determination of whether an indicator of impairment existed, based on the Company’s evaluation of the significant assumptions. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 30, 2021

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in millions of United States dollars)

December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$243.5	$195.0
Accounts receivable	20.9	18.7
Due from related party (note 3)	19.5	—
Prepaid expenses and other	31.5	31.8
Net investment in lease (note 4)	10.7	35.2
	326.1	280.7

Vessels (note 5)	6,619.6	5,707.1
Right-of-use asset (note 6)	838.6	957.2
Net investment in lease (note 4)	418.6	723.6
Goodwill	75.3	75.3
Derivative instruments (note 17(c))	19.2	—
Other assets (note 7)	186.9	173.1
	$8,484.3	$7,917.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 13(a))	$88.9	$83.4
Deferred revenue	26.3	20.3
Long-term debt - current (note 8)	321.7	363.7
Operating lease liabilities - current (note 9)	159.1	159.7
Other financing arrangements - current (note 10)	64.1	134.6
Other long-term liabilities - current	2.8	7.8
	662.9	769.5

Long-term debt (note 8)	3,025.0	2,696.9
Operating lease liabilities (note 9)	668.1	782.6
Other financing arrangements (note 10)	801.7	373.9
Derivative instruments (note 17(c))	68.9	50.2
Other long-term liabilities	10.4	11.2
Total liabilities	5,237.0	4,684.3

Shareholders’ equity (note 11):
Share capital	2.5	2.1
Additional paid in capital	3,557.8	3,452.9
Deficit	(292.7)	(200.7)
Accumulated other comprehensive loss	(20.3)	(21.6)
	3,247.3	3,232.7
	$8,484.3	$7,917.0

Commitments and contingencies (note 15)

Subsequent events (note 18)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in millions of United States dollars)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenue (note 14)	$1,230.8	$1,131.5	$1,096.3
Operating expenses (income):
Ship operating	243.4	229.8	219.3
Depreciation and amortization	288.1	254.3	245.8
General and administrative	29.7	33.1	31.6
Operating leases (note 9)	147.3	154.3	129.7
Income related to modification of time charters	—	(227.0)	—
	708.5	444.5	626.4
Operating earnings	522.3	687.0	469.9
Other expenses (income):
Interest expense	176.0	218.9	212.1
Interest income	(1.4)	(9.3)	(4.2)
Acquisition related gain on contract settlement	—	—	(2.4)
Loss (gain) on derivative instruments (note 17(c))	31.5	35.1	(15.5)
Equity income on investment	—	—	(1.2)
Other expense	2.8	3.2	2.3
	208.9	247.9	191.1
Net earnings	$313.4	$439.1	$278.8

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in millions of United States dollars)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Net earnings	$313.4	$439.1	$278.8
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 17(c))	1.3	1.0	1.1
Comprehensive income	$314.7	$440.1	$279.9

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2020, 2019 and 2018

	Series D puttable		Number of	Number of non-puttable		Non-puttable	Additional		Accumulated other	Total
	preferred shares		common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017	—	$—	131,664,101	32,872,706	$0.9	$0.3	$2,753.0	$(781.1)	$(23.7)	$1,949.4
Net earnings	—	—	—	—	—	—	—	278.8	—	278.8
Other comprehensive income	—	—	—	—	—	—	—	—	1.1	1.1
Common shares issued	—	—	2,514,996	—	—	—	13.9	—	—	13.9
Series D Preferred shares issued	1,986,449	46.7	—	—	—	—	—	—	—	—
Series I Preferred shares issued	—	—	—	6,000,000	—	0.1	149.9	—	—	150.0
Warrants issued	—	—	—	—	—	—	67.5	—	—	67.5
Exercise of warrants	—	—	38,461,539	—	0.5	—	328.2	—	—	328.7
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	(74.3)	—	—	(74.3)
Dividends on common shares	—	—	—	—	—	—	—	(72.7)	—	(72.7)
Dividends on preferred shares	—	—	—	—	—	—	—	(68.7)	—	(68.7)
Accretion of preferred shares with holder put options	—	1.4	—	—	—	—	—	(1.5)	—	(1.5)
Redemption of Series F preferred shares	—	—	—	(5,600,000)	—	(0.1)	(139.9)	—	—	(140.0)
Shares issued through dividend reinvestment program	—	—	2,986,159	—	—	—	22.8	—	—	22.8
Share-based compensation expense	—	—	325,221	—	—	—	3.1	—	—	3.1
Other share-based compensation	—	—	890,927	—	—	—	2.3	(0.4)	—	1.9
Treasury shares	—	—	(7,106)	—	—	—	—	—	—	—
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.4	$0.3	$3,126.5	$(645.6)	$(22.6)	$2,460.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2020, 2019 and 2018

	Series D puttable		Number of	Number of non-puttable		Non-puttable	Additional		Accumulated other	Total
	preferred shares		common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	capital	Deficit	loss	equity

Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.4	$0.3	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	—	—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31, 2018	1,986,449	48.1	176,835,837	33,272,706	1.4	0.3	3,126.5	(464.5)	(22.6)	2,641.1
Net earnings	—	—	—	—	—	—	—	439.1	—	439.1
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Exercise of puttable preferred shares	(1,923,585)	(47.7)	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(62,864)	(1.6)	—	62,864	—	—	1.6	—	—	1.6
Exercise of warrants	—		38,461,539	—	0.4	—	321.2	—	—	321.6
Fees and expenses in connection with issuance of Fairfax warrants	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on common shares	—	—	—	—	—	—	—	(103.0)	—	(103.0)
Dividends on preferred shares	—	—	—	—	—	—	—	(70.4)	—	(70.4)
Accretion of preferred shares with holder put option	—	1.2	—	—	—	—	—	(1.2)	—	(1.2)
Shares issued through dividend reinvestment program	—	—	122,148	—	—	—	1.2	—	—	1.2
Share-based compensation expense	—	—	257,799	—	—	—	2.6	(0.7)	—	1.9
Treasury shares	—	—	(1,724)	—	—	—	—	—	—	—
Balance, December 31, 2019	—	$—	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statement of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares)

Years ended December 31, 2020, 2019 and 2018

	Number of	Number of non-puttable		Non-puttable	Additional		Accumulated other	Total
	common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change (note 2(q))	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	313.4	—	313.4
Other comprehensive income	—	—	—	—	—	—	1.3	1.3
Capital contribution from Atlas (note 3)	—	—	—	—	100.0	—	—	100.0
Cancellation of preferred shares (note 11)	33,335,570	(33,335,570)	0.3	(0.3)	—	—	—	—
Dividends on common shares	—	—	—	—	—	(389.7)	—	(389.7)
Dividends on preferred shares	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,943	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 12)	162,910	—	—	—	5	(0.1)	—	4.7
Treasury shares	37,778	—	0.4	—	—	—	—	0.4
Deconsolidation of Atlas	—	—	—	—	—	3.6	—	3.6
Balance, December 31, 2020	249,219,800	—	$2.5	$—	$3,557.8	$(292.7)	$(20.3)	$3,247.3

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in millions of United States dollars)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Cash from (used in):
Operating activities:
Net earnings	$313.4	$439.1	$278.8
Items not involving cash:
Depreciation and amortization	288.1	254.3	245.8
Change in right-of-use asset	118.6	111.8	—
Non-cash interest expense and accretion	37.5	38.4	20.2
Deferred gain on sale-leasebacks	—	—	(23.6)
Unrealized change in derivative instruments	8.9	(20.0)	(57.4)
Amortization of acquired revenue contracts	16.9	13.8	8.1
Other	7.2	1.5	(0.5)
Changes in assets and liabilities:
Accounts receivable	(41.8)	(2.3)	15.5
Net investment in lease	13.3	9.3	44.3
Prepaid expenses and other	(1.9)	5.4	16.0
Deferred dry-dock	(45.4)	(22.3)	(10.3)
Other assets	(6.5)	—	—
Accounts payable and accrued liabilities	5.2	11.5	(7.0)
Deferred revenue	6.5	(0.6)	(46.8)
Operating lease liabilities	(115.1)	(111.9)	—
Derivative instruments	22.5	55.0	42.0
Cash from operating activities	627.4	783.0	525.1

Financing activities:
Repayments of long-term debt and other financing arrangements	(770.9)	(1,961.9)	(535.3)
Issuance of long-term debt and other financing arrangements	1,108.5	1,227.3	372.6
Issuance of senior unsecured Exchangeable Notes	201.3	—	—
Purchase of capped call	(15.5)	—	—
Preferred shares issued, net of issuance costs	—	—	144.4
Notes and warrants issued	100.0	250.0	250.0
Proceeds from exercise of warrants	—	250.0	250.0
Redemption of preferred shares	—	(47.7)	(143.4)
Financing fees	(26.4)	(27.0)	(16.1)
Dividends on common shares	(369.9)	(101.8)	(49.9)
Dividends on preferred shares	(16.8)	(70.4)	(65.8)
Capital contribution from Atlas	100.0	—	—
Cash from (used in) financing activities	310.3	(481.5)	206.5

Investing activities:
Acquisition of /additions to vessels	(806.7)	(331.6)	(318.7)
Short-term investments	—	2.5	(2.4)
Prepayment on vessel purchase	(40.2)	(13.0)	—
Payment on settlement of interest swap agreements	(21.8)	(126.8)	(41.3)
Acquisition of GCI	—	—	(333.6)
Cash acquired from GCI acquisition	—	—	70.1
Other assets	(22.8)	(6.7)	(1.5)
Cash used in investing activities	(891.5)	(475.6)	(627.4)
Increase (decrease) in cash and cash equivalents	46.2	(174.1)	104.2
Cash and cash equivalents and restricted cash, beginning of year	197.3	371.4	267.2
Cash and cash equivalents and restricted cash, end of year	$243.5	$197.3	$371.4

Supplemental cash flow information (note 13(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

1.       General:

Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

On November 20, 2019, Seaspan entered into an Agreement and Plan of Merger with Atlas Corp., then a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, the Reorganization was completed. Common and preferred shareholders of Seaspan became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the Reorganization. The Company’s common shares and preferred shares were cancelled and re-issued to Atlas as common shares. Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations.

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization, has had a negative effect on the global economy and has adversely impacted the containership industry that Seaspan operates in. During the latter half of the year, there have been signs of significant improvements in charter rates and reductions in idle capacity in the containership sector. However, the situation continues to evolve and the impact of the pandemic remains unpredictable. As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

2.       Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Seaspan Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 10.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.

(c)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies (continued):

(c)	Foreign currency translation (continued):

the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

(f)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

(g)	Business combinations:

Business combinations are accounted for under the acquisition method. The acquired identifiable net assets are measured at fair value at the date of acquisition. Deferred taxes are recognized for any differences between the fair value of net assets acquired and the related tax basis. Any excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Associated transaction costs are expensed as incurred.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies (continued):

(h)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

(i)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit facilities and other financing arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees is recorded as interest expense.

(j)	Revenue:

The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For charters that are classified as direct financing leases and sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.

For charters that are classified as direct financing leases, the unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss is recognized at lease commencement date.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies (continued):

(j)	Revenue (continued):

For charters that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs should be deferred and amortized to income over the term of the lease.

(k)	Leases:

The Company is the lessee in certain of its vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms of twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.

(l)	Derivative financial instruments:

From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period.  Derivatives that mature within one year are classified as current.  For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk.

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

The Company evaluates whether the occurrence of any of the previously hedged interest payments are considered to be remote. When the previously hedged interest payments are not considered remote of occurring, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments are identified as being remote, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies (continued):

(m)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(n)	Share-based compensation:

The Company has granted restricted shares, phantom share units, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Upon completion of the Reorganization, Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations. Compensation cost is measured at the grant date fair values as follows:

•	Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the common shares on the date of the grant.
•	Stock options exercisable into Atlas common shares are measured at fair value using the Black-Scholes model.

The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.

(o)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:

•	reported amounts of assets and liabilities,
•	disclosure of contingent assets and liabilities at the balance sheet dates and
•	reported amounts of revenue and expenses during the reporting fiscal periods.

Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:

•	assessment of going concern;
•	assessment of vessel useful lives;
•	expected vessel salvage values;
•	recoverability of the carrying value of vessels which are subject to future market events;
•	carrying value of goodwill; and
•	fair value of interest rate swaps, other derivative financial instruments.
(p)	Comparative information:

Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies (continued):

(q)	Recently adopted accounting pronouncement:

Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. It also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

The impacts of the adoption of ASU 2016-02 are as follows:

(in millions of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068.3	$1,068.3
Other assets (2)	204.9	(17.3)	187.6
Accounts payable and accrued liabilities (1)	70.2	(2.5)	67.7
Current portion of operating lease liabilities (1)	—	160.2	160.2
Current portion of other long-term liabilities (3)	32.2	(22.2)	10.0
Operating lease liabilities (1)	—	893.3	893.3
Other long-term liabilities (3)	181.1	(158.9)	22.2
Deficit (3)	(645.6)	181.1	(464.5)

(1)

Upon adoption of ASU 2016-02, the Company recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.

(3)	Deferred gain related to the Company’s vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-02. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remained substantially the same as existing guidance which was previously used.

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

(q)	Recently adopted accounting pronouncement (continued):

Measurement of credit loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach.

Simplifying test for goodwill impairment

Effective January 1, 2020, the Company adopted ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the implied goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The adoption of ASU 2017-04 did not have a material impact on the Company.

(u)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the impact of this guidance.

3.       Related party transactions:

Prior to March 13, 2018, the Company had a 10.8% membership interest in Greater China Intermodal Investments LLC (“GCI”).  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 and consolidated GCI from the date of acquisition.

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

On each of February 14, 2018 and January 15, 2019, the Company issued to Fairfax Financial Holdings Ltd. and certain of its affiliates (“Fairfax”) $250,000,000 aggregate principal of 5.50% senior notes, due on February 14, 2025 (the “2025 Notes”) and January 15, 2026 (the “2026 Notes”), respectively, and a tranche of warrants to purchase 38,461,539 common shares of Seaspan at an exercise price of $6.50 per share.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

3.       Related party transactions (continued):

On May 31, 2018, the Company entered into an agreement with Fairfax whereby Fairfax agreed to (i) exercise the warrants issued in February 2018 on July 16, 2018 and (ii) exercise the January 2019 warrants upon issuance thereof on January 15, 2019. In exchange, the Company issued to Fairfax warrants to purchase 25,000,000 common shares of Seaspan at an exercise price of $8.05 per share (“July 2018 Warrants”). The July 2018 Warrants remain outstanding and are exercisable for common shares of Atlas pursuant to the Reorganization (note 1).

On February 28, 2020, the Company issued to Fairfax in a private placement $100,000,000 aggregate principal amount of 5.50% senior notes due on March 1, 2027 (the “2027 Fairfax Notes” and together with the 2025 Notes and the 2026 Notes, the “Fairfax Notes”) (note 8(e)).

For the year ended December 31, 2020, interest expense related to the Fairfax Notes, excluding amortization of the debt discount, was $32,114,000 (2019 - $26,927,000; 2018 - $19,380,000). For the year ended December 31, 2020, amortization of debt discount was $19,963,000 (2019 - $17,347,000; 2018 - $7,310,000).

Transactions with Atlas Corp.

On February 27, 2020, the Reorganization was completed. During the year ended December 31, 2020, the Company declared dividends of $363,000,000 to Atlas. The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’s payment of dividends to shareholders of its common and preferred shares.

In March 2020, the Company received a capital contribution of $100,000,000 from Atlas.

The Company routinely makes payments for expenses on behalf of Atlas. As of December 31, 2020, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms.

Atlas grants restricted shares, restricted stock units and stock options to the Company’s employees under the Atlas Corp. Stock Incentive Plan (the “Atlas Plan”) (note 12). The value of the awards granted to the Company’s employees is considered a capital contribution from Atlas. During the year ended December 31, 2020, the Company recognized capital contribution in respect of such grants of $2,940,000.

On December 21, 2020, the Company issued $201,250,000 aggregate principal amount of 3.75% exchangeable senior unsecured notes due on December 15, 2025 in a private placement (the “Exchangeable Notes”). These notes are exchangeable into common shares of Atlas (note 8(f)).

The Company provides certain management services to Atlas in exchange for a management fee. For the period ended December 31, 2020, the management service revenue recognized from this arrangement was $8,029,000.

4.       Net investment in lease:

	2020	2019
Undiscounted lease receivable	$773.2	$1,224.2
Unearned interest income	(343.9)	(465.4)
Net investment in lease	$429.3	$758.8

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

4.       Net investment in lease (continued):

	2020	2019
Lease receivables	$429.3	$608.8
Unguaranteed residual value	—	150.0
Net investment in lease	429.3	758.8
Current portion of net investment in lease	(10.7)	(35.2)
Long-term portion of net investment in lease	$418.6	$723.6

Between August 2017 and January 2018, the Company received delivery of five 11000 TEU vessels that immediately commenced fixed-rate bareboat charters with a 17-year term. At the end of their respective lease terms, the customer has agreed to purchase the vessels for $32,000,000 each. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In November 2019, the Company entered into an agreement to acquire six vessels and their existing fixed-rate bareboat charters. Five vessels were delivered in December 2019 and one vessel was delivered in January 2020. The acquired bareboat charter agreements included the option for the charterer to purchase each vessel for an amount equal to fair market value, subject to minimum and maximum purchase prices at the end of their respective lease terms. At the date of acquisition, it was determined that the customer was reasonably certain to exercise these purchase options. Accordingly, these leases were classified as sales-type leases and accounted for as a disposition of vessels upon their respective delivery dates.

In February 2020, the bareboat charters for the six vessels acquired in November 2019 were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.

At December 31, 2020, the undiscounted minimum cash flow related to lease receivable on direct financing leases are as follows:

2021	$44.3
2022	44.3
2023	44.3
2024	44.5
2025	44.4
Thereafter	551.4
$773.2

5.      Vessels:

December 31, 2020	Cost	Accumulated depreciation	Net book value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Vessels under construction	42.0	—	42.0
Total	$9,190.9	$(2,571.3)	$6,619.6

December 31, 2019	Cost	Accumulated depreciation	Net book value
Vessels	$8,018.5	$(2,311.4)	$5,707.1

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

5.      Vessels (continued):

During the year ended December 31, 2020, depreciation and amortization expense relating to vessels was $259,869,000 (2019 - $233,729,000; 2018 – $219,330,000).

In February 2020, sales-type leases related to six bareboat charters were re-assessed to be operating leases at lease modification. Accordingly, vessels of $377,393,000 were reclassified to vessels and recorded at a value equal to the net investment in leases derecognized (note 4).

During the year ended December 31, 2020 the Company took delivery of ten secondhand vessels, with an aggregate purchase price of $785,033,000, including one vessel that was reclassified to vessels from net investment in leases at lease modification, subsequent to initial acquisition during the year.

Vessels under construction:

In November 2020, the Company entered into agreements with a shipyard to build five 12200 TEU vessels for an aggregate purchase price of $419,825,000.

6.     Right-of-use assets:

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Other operating leases	9.4	(3.7)	5.7
Right-of-use assets	$1,070.3	$(231.7)	$838.6

December 31, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Other operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

During the year ended December 31, 2020, the change in right-of-use assets was $118,577,000 (2019 - $111,810,000).

7.     Other assets:

	2020	2019
Intangible assets (a)	$78.5	$94.0
Deferred dry-dock (b)	63.8	41.3
Other	44.6	37.8
Other assets	$186.9	173.1

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

7.     Other assets (continued):

(a)	Intangible assets
December 31, 2020	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(58.6)	$71.3
Other	11.5	(4.3)	7.2
	$141.4	$(62.9)	$78.5

December 31, 2019	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(39.3)	$90.6
Other	6.6	(3.2)	3.4
	$136.5	$(42.5)	$94.0

Intangible assets are primarily comprised of the acquisition date fair value of  time charter contracts acquired. During the year ended December 31, 2020, the Company recorded $20,155,000 (2019 - $20,729,000; 2018 - $16,569,000) of amortization expense related to intangible assets.

Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2020, the weighted average useful lives of acquired customer contracts was 5 years (2019 – 5 years).

Future amortization expense of intangible assets is as follows:

2021	$17.8
2022	16.8
2023	13.1
2024	10.4
2025	6.9
Thereafter	13.5
$78.5

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

7.     Other assets (continued):

(b)	Deferred dry-dock

During the years ended December 31, 2020 and 2019, changes in deferred dry-dock were as follows:

December 31, 2018	$36.7
Costs incurred	23.5
Amortization expensed (1)	(18.9)
December 31, 2019	41.3
Costs incurred	45.2
Amortization expensed (1)	(22.7)
December 31, 2020	$63.8
(1)	Amortization of dry-docking costs is included in depreciation and amortization.

8.      Long-term debt:

	2020	2019
Revolving credit facilities (a) (c)	$772.1	$867.0
Term loan credit facilities (b) (c)	1,866.5	1,799.4
Senior unsecured notes (d)	80.0	80.0
Fairfax Notes (e)	600.0	500.0
Exchangeable Notes (f)	201.3	—
	3,519.8	3,246.4
Fair value adjustment on term loan credit facilities	(0.1)	(0.1)
Debt discount on Fairfax Notes (e)	(130.9)	(150.9)
Debt discount on Exchangeable Notes (f)	(6.1)	—
Deferred financing fees	(36.1)	(34.8)
Long-term debt	3,346.7	3,060.6
Current portion of long-term debt	(321.7)	(363.7)
Long-term debt	$3,025.0	$2,696.9
(a)	Revolving credit facilities:

As at December 31, 2020, the Company had four revolving credit facilities available (December 31, 2019 – four revolving credit facilities) which provided for aggregate borrowings of up to $939,119,000 (December 31, 2019 – $987,012,000), of which $167,000,000 (December 31, 2019 - $120,000,000) was undrawn.

On July 2, 2020, the Company entered into a $150,000,000 revolving credit facility, refinancing a $150,000,000 revolving credit facility due to mature in August 2020. The new facility matures on July 2, 2022 and can increase to a maximum capacity of $200,000,000, subject to additional commitments.

The revolving credit facilities drawn mature between December 31, 2022 and May 15, 2024.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

8.      Long-term debt (continued):

(a)	Revolving credit facilities (continued):

The following is a schedule of future minimum repayments under our revolving credit facilities as of December 31, 2020:

2021	$50.7
2022	392.2
2023	82.2
2024	247.0
2025	-
Thereafter	-
$772.1

As at December 31, 2020, the one month, three month and six month average LIBOR on the Company’s revolving credit facilities was 0.2%, 0.2%, and 0.3%, respectively (December 31, 2019 – one month and three months average LIBOR of 1.8% and 1.9%, respectively) and the margins ranged between 0.5% and 2.25% (December 31, 2019 – 0.5% and 2.25%). The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 1.4% at December 31, 2020 (December 31, 2019 – 2.9%). Interest payments are made monthly, quarterly or semi-annually.

The Company is subject to commitment fees ranging between 0.2% and 0.6% (December 31, 2019 – 0.2% and 0.5%) calculated on the undrawn amounts under the various facilities.

For one of the revolving credit facilities, semi-annual payments commence thirty-six months after delivery of the associated newbuild containership for the facility. One revolving credit facility, with a principal outstanding of $58,240,000, is due in full at maturity on December 31, 2023. Another revolving credit facility with a principal outstanding of $283,000,000, will be converted into a term loan facility on May 15, 2022.

(b)	Term loan credit facilities:

As at December 31, 2020, the Company had $2,116,480,000 (December 31, 2019 - $1,954,375,000) of term loan credit facilities available, of which $250,000,000 (December 31, 2019 - $155,000,000) was undrawn. Two of the term loan credit facilities have revolving loan components which have been included in the revolving facilities.

In February 2020 and March 2020, the Company increased the aggregate commitment under an existing term loan credit facility (the “December 2019 Term Loan”), which matures on December 30, 2025, by $100,000,000.

On October 15, 2020, the Company entered into a sustainability-linked term loan facility (the “October 2020 Term Loan”) with an aggregate principal of up to $200,000,000, which was subsequently upsized to $250,000,000 on December 14, 2020. The facility matures on October 14, 2026 and bears an initial interest rate of 2.25% margin plus three month LIBOR. The margin may be subsequently adjusted if the Company meets certain sustainability measures during the term of the loan. No amounts have been drawn under the facility as of December 31, 2020.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

8.      Long-term debt (continued):

(b)	Term loan credit facilities (continued):

The December 2019 Term Loan and the October 2020 Term Loan are secured by a portfolio of vessels, which also secures some of the Company’s other credit facilities.

Term loan credit facilities mature between December 23, 2021 and January 21, 2030.

The following is a schedule of future minimum repayments of under our term loans credit facilities as of December 31, 2020:

2021	$272.6
2022	174.4
2023	256.2
2024	867.2
2025	212.7
Thereafter	83.4
$1,866.5

For the Company’s term loan credit facilities, except for one, interest is calculated on three month or six month LIBOR plus a margin per annum. The three month and six month average LIBOR was 0.2% and 0.3%, respectively (December 31, 2019 – 2.0% and 2.1%, respectively) and the margins ranged between 0.4% and 4.3% as at December 31, 2020 (December 31, 2019 – 0.4% and 4.3%).

For one of our term loan credit facilities with a total principal outstanding of $39,970,000 (December 31, 2019 - $52,743,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 2.3% at December 31, 2020 (December 31, 2019 – 4.0%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuilding containerships, payments commence three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the term loan credit facilities.

(c)	Credit facilities – other:

As of December 31, 2020, the Company’s credit facilities were secured by first-priority mortgages granted on 70 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

8.      Long-term debt (continued):

         (c)   Credit facilities - other (continued):

•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

As at December 31, 2020, $1,582,470,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value.  In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and debt to assets ratios, as defined.

Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants at December 31, 2020.

(d)	Senior unsecured notes:

During the year ended December 31, 2019, the Company repaid $320,396,000 of its 6.375% senior unsecured notes due April 2019. The remaining senior unsecured notes, issued in a public offering in 2017 will mature on October 30, 2027 and bear interest at a rate of 7.125% per annum, payable quarterly.

(e)	Fairfax Notes:

On February 28, 2020, the Company issued to Fairfax in a private placement $100,000,000 aggregate principal amount of senior notes, which bear interest at a fixed rate of 5.50% per annum and mature on March 1, 2027.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

8.      Long-term debt (continued):

(e)   Fairfax Notes (continued):

The Fairfax Notes allow Fairfax to call for early redemption some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. In December 2020, Fairfax undertook not to exercise the Annual Put Right to call for early redemption of the Fairfax Notes on their respective 2022 anniversary dates; the Fairfax Notes are not puttable to us until 2023. At any time on or after February 14, 2023, January 15, 2024 and February 28, 2025, the Company may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively, at a price equal to 100% of the principal amount being redeemed. Payments on the Fairfax Notes are payable quarterly.

The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries and secured by ownership interest in other subsidiaries of the Company.

(f)	Exchangeable Notes:

On December 21, 2020, the Company, issued $201,250,000 aggregate principal amount of Exchangeable Notes in a private placement. The Exchangeable Notes are exchangeable at the holders’ option into an aggregate of 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:

•	After December 31, 2020, if the last reported price of an Atlas common share is at least 130% of the exchange price then in effect over a specified measurement period;
•

If the trading price per $1,000 principal amount of Exchangeable Notes during a specified measurement period is less than 98% of the last reported sale price on Atlas common shares multiplied by the applicable exchange rate; and

•	Upon the occurrence of certain significant corporate events, or in response to early redemption elected by the Company.

The exchange price is subject to anti-dilution and make-whole clauses.

The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of an Atlas common share is at least 130% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100% of the principal amount, plus accrued and unpaid interest. The Exchangeable Notes mature on December 15, 2025, unless earlier exchanged, repurchased or redeemed.

Upon issuance, the proceeds from the Exchangeable Notes were allocated between debt, measured at fair value of $195,000,000 the value of the embedded exchange feature, valued at $6,250,000. The difference between the face value and carrying value of the debt reflects the debt discount, which is amortized through interest expense using an effective interest rate of 4.5%, over the remaining life of the debt. Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

8.      Long-term debt (continued):

(f)   Exchangeable Notes (continued):

The embedded exchange feature is a derivative liability. This derivative liability is carried at fair value, remeasured at the end of each reporting period, with gains or losses on derivative instruments included in net earnings. The fair value of the embedded exchange feature derivative liability was $5,935,000 as of December 31, 2020.

Capped Call Transactions

In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company is required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may be settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls are exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments expire on December 15, 2025.

The capped calls are carried at fair value as a derivative asset, remeasured at the end of each reporting period, with gains or losses on derivative instruments included in net earnings. The fair value of capped call derivative assets was $19,250,000 as of December 31, 2020.

9.    Operating lease liabilities:

	December 31,	December 31,
	2020	2019
Operating lease commitments	$923.8	1,107.6
Impact of discounting	(141.3)	(184.4)
Impact of changes in variable rates	44.7	19.1
Operating lease liabilities	827.2	942.3
Current portion of operating lease liabilities	(159.1)	(159.7)
Operating lease liabilities	$668.1	$782.6

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

9.    Operating lease liabilities (continued):

Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are, in part, indexed to three month LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Lease costs:
Operating lease costs	$163.2	$160.0
Variable lease adjustments	(12.4)	(3.0)

Other information:
Operating cash outflow used for operating leases	147.4	153.2
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	7 years	8 years

10.    Other financing arrangements:

	2020	2019
Other financing arrangements	$879.5	$513.8
Deferred financing fees	(13.7)	(5.3)
Other financing arrangements	865.8	508.5
Current portion of other financing arrangements	(64.1)	(134.6)
Other financing arrangements	$801.7	$373.9

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the acquisition of vessels.

Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and lease the vessels back from the counterparties over the applicable lease term as a financing lease. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

10.    Other financing arrangements (continued):

In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins, if applicable, and/or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, in most cases, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. In all cases, these arrangements are considered failed-sales. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

(i)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the counterparty has provided financing of $109,000,000. The 12-year lease term began in March 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1. In January 2020, the Company made a prepayment of $48,316,000 on the remaining balance of the arrangement.

(ii)	Leases for three 4500 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $150,000,000. The five year lease terms began in March 2015. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. The remaining balance was paid in March 2020.

(iii)	Leases for five 11000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 3.3% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11000 TEU vessels under sales-leaseback financing arrangement.

(iv)     Leases for four 12000 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. Lease payments include interest components based on one month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

10.    Other financing arrangements (continued):

(v)    Leases for two 13000 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.

(vi)   Leases for two 12000 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price.

The weighted average rate of interest, including the margin, was 3.12% at December 31, 2020 (2019 – 5.25%).

Based on amounts funded, payments due to the counterparties are as follows:

2021	$64.6
2022	64.6
2023	64.6
2024	64.6
2025	57.4
Thereafter	563.7
$879.5

11.     Share Capital:

On February 27, 2020, the Company completed a Reorganization whereupon it became a wholly owned subsidiary of Atlas, a newly formed entity, to establish a holding company structure. Holders of the Company’s common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis, maintaining the same number of shares, ownership percentage and associated rights and privileges as they held of Seaspan immediately prior to the Reorganization. The Company’s common shares and preferred shares were cancelled and re-issued to Atlas as common shares. All outstanding common shares held in treasury were cancelled.

In addition, as part of the Reorganization, the July 2018 Warrants were assumed by Atlas pursuant to an assignment and assumption agreement and are now exercisable for Atlas common shares.

The Company has 425,000,100 common shares and 150,000,000 preferred shares authorized with par value $0.01 per share at December 31, 2020.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

12.     Share-based compensation:

In December 2005, Seaspan’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, which was administered by Seaspan’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Seaspan board of directors. Upon consummation of the Reorganization, Atlas assumed Seaspan’s equity-based compensation plans, including the Seaspan Corporation Stock Incentive Plan, which was amended and restated as the Atlas Corp. Stock Incentive Plan. Awards previously granted under the Seaspan Corporation Incentive Plan are now exercisable for Atlas common shares instead of Seaspan common shares. Any future share-based compensation granted to the Company’s employees will be issued through the Atlas Plan.

	Restricted shares		Phantom share units		SARs		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV	of options	date FV
December 31, 2017	94,533	8.89	727,001	13.60	485,974	3.40	71,184	7.80	—	—
Granted	164,326	7.19	30,000	6.86	—	—	609,248	8.18	500,000	2.45
Vested and exercised	(119,509)	8.52	(113,333)	18.80	—	—	(83,220)	9.87	—	—
Expired	—	—	—	—	(485,974)	3.40	—	—	—	—
Cancelled	(53,608)	7.10	(76,666)	7.90	—	—	(12,441)	7.28	—	—
December 31, 2018	85,742	$7.28	567,002	$12.97	—	$—	584,771	$7.91	500,000	$2.45
Granted	67,400	8.15	—	—	—	—	249,732	8.90	—	—
Vested and exercised	(85,742)	7.28	(60,001)	16.68	—	—	(224,073)	8.59	—	—
Cancelled	—	—	—	—	—	—	(33,466)	9.05	—	—
December 31, 2019	67,400	$8.15	507,001	$12.53	—	$—	576,964	$8.01	500,000	$2.45
Granted	51,492	13.41	—	—	—	—	1,824,786	7.83	1,500,000	2.57
Vested and exercised	(67,400)	8.15	(20,000)	6.85	—	—	(313,231)	9.32	—	—
Cancelled(a)	(51,492)	13.41	—	—	—	—	(79,635)	9.84	—	—
December 31, 2020	—	$—	487,001	$12.76	—	$—	2,008,884	$7.57	2,000,000	$2.51
Vested and exercisable, December 31, 2020	—	$—	487,001	$12.76	—	$—	—	$—	200,000	$2.54

(a)	Restricted shares:

In February 2020, as part of the Reorganization, holders of 51,492 restricted shares became holders of restricted Atlas common shares and the expense related to such shares is recognized as a direct expense of Atlas Corp following the Reorganization.

(b)	Restricted stock units:

In June 2020, Atlas granted the Chief Executive Officer of Atlas and the Company, 1,500,000 Atlas restricted stock units. The restricted stock units vest in five tranches annually over five years beginning December 31, 2021 and have a grant date fair value of $7.25 per unit.

In September 2020, 71,799 restricted stock units previously issued to an executive officer of the Company were forfeited.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

12.     Share-based compensation (continued):

(c)	Stock options:

In January 2018, the Company granted the CEO stock options to acquire 500,000 common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. The obligations related to these stock options were assumed by Atlas upon completion of the Reorganization.

In June 2020, Atlas granted the Chief Executive Officer of Atlas and the Company stock options to acquire 1,500,000 common shares of Atlas at an exercise price of $7.80 per share. The stock options vest in five tranches annually over five years beginning December 31, 2021 and expire on June 24, 2030.

13.      Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2020	2019
Accrued interest	$15.5	$17.1
Accounts payable and other accrued liabilities	73.4	66.3
	$88.9	$83.4
(b)	Supplemental cash flow information:

	2020	2019	2018
Interest paid	$142.6	$183.1	$194.3
Interest received	1.5	8.9	3.7
Undrawn credit facility fee paid	0.5	1.7	0.6
Non-cash investing and financing transactions:
Dividend reinvestment	0.1	1.2	22.8
Settlement of intercompany balance through non-cash dividend	20.0	—	—
Arrangement and transaction fees settled in shares	—	—	2.3
Carrying value of previously held equity in GCI settled on acquisition	—	—	61.9
Issuance of common shares on acquisition	—	—	13.9
Issuance of warrants	—	—	67.5
Issuance of Series D preferred shares on acquisition	—	—	47.2
Settlement of GCI transaction fees paid by the Company	—	—	15.2
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition	—	—	38.8
Commencement of sales-type lease	57.0	316.7	—
Refinancing of existing term loan credit facilities with draws made on the new debt	—	302.7	—
Reclassification on lease modification	377.4	—	—
Prepayments transferred to vessels upon vessel delivery	46.8		—

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

13.      Other information (continued):

(b)   Supplemental cash flow information (continued):

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2020	2019	2018
Cash and cash equivalents	$243.5	$195.0	357.3
Restricted cash included in other assets	—	—	14.1
Restricted cash included in prepaid and other	—	2.3	—
Total cash, cash equivalents and restricted cash	$243.5	$197.3	$371.4

14.   Revenue:

For the year ended December 31, 2020, 2019, and 2018, revenue consists of:

	2020	2019	2018
Time charter revenue	$1,180.0	$1,096.0	$1,061.1
Interest income from leasing	40.5	35.5	35.2
Other	10.3	—	—
	$1,230.8	$1,131.5	$1,096.3

At December 31, 2020, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Charter revenue to be received from operating leases (1)	Interest income to be earned from direct financing leases (2)	Total committed revenue
2021	$1,207.0	$36.1	$1,243.1
2022	966.5	34.4	1,000.9
2023	685.5	32.5	718.0
2024	447.9	30.3	478.2
2025	264.6	28.2	292.8
Thereafter	274.6	180.7	455.3
	$3,846.1	$342.2	$4,188.3

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.

(2)	Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals.

In March 2019, the Company entered into an agreement with a customer to modify seven time charters such that the charters terminated effective March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, the Company received a settlement payment of $227,000,000, which was recorded in income related to modification of time charters.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

15.   Commitments and contingencies:

(a)	Operating leases:

At December 31, 2020, the commitment under operating leases for vessels is $917,130,000 for the years from 2020 to 2029 and for other operating leases is $6,636,000 for the years from 2020 to 2024. Total commitments under these leases are as follows:

2021	$145.1
2022	142.3
2023	144.2
2024	147.8
2025	125.7
Thereafter	218.7
$923.8

For operating leases indexed to three month LIBOR, commitment under these leases are calculated using the LIBOR in place as at December 31, 2020 for the Company.

(b)	Vessel commitment:

At December 31, 2020, the Company has outstanding commitments for installment payments as follows:

2021	$142.7
2022	235.1
Total	$377.8

16.     Concentrations:

The Company’s revenue is derived from the following customers:

	2020	2019	2018
COSCO	$401.1	$407.4	$412.3
Yang Ming Marine	255.7	257.5	235.6
ONE	237.3	199.4	241.6
Other	336.7	267.2	206.8
	$1,230.8	$1,131.5	$1,096.3

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

17.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of December 31, 2020, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees is $2,599,197,000 (2019 - $2,624,711,000) and the carrying value is $2,638,522,000 (2019 - $2,666,274,000). As of December 31, 2020, the fair value of the Company’s operating lease liabilities is $825,072,000 (2019 - $940,034,000) and the carrying value is $827,214,000 (2019 - $942,308,000). As of December 31, 2020, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $891,710,000 (2019 - $533,754,000) and the carrying value is $879,468,000 (2019 - $513,771,000). The fair value of the revolving and term loans, operating lease liabilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of December 31, 2020, the fair value of the Company’s senior unsecured notes is $89,207,000 (2019 – $82,816,000) and the carrying value is $80,000,000 (2019 – $80,000,000). The aggregate fair value of the 2025 Notes and 2026 Notes is an aggregate $538,083,000 (2019 – $525,591,000) and the aggregate carrying value was $500,000,000 (2019 – $500,000,000) or $369,100,000 (2019 - $349,106,000), net of discount. In February 2020, the Company issued the 2027 Fairfax Notes. The fair value of the 2027 Fairfax Notes is $101,975,000 and the carrying value is $100,000,000. In December 2020, the Company issued the Exchangeable Notes. The fair value of the Company’s Exchangeable Notes is $195,232,000 and the carrying value is $201,250,000 or $195,000,000, net of debt discount. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.

The Annual Put Right features included in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and a company-specific credit risk. The fair values derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. The Annual Put Right feature included in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

17.     Financial instruments (continued):

(a)	Fair value (continued):

The exchange feature embedded in the Exchangeable Notes and capped calls entered into in connection with the Exchangeable Notes are derivatives measured at fair value at the end of each reporting period. The embedded exchange feature derivative is measured at fair value using a partial differential equation, with a Monte Carlo model for certain features. The capped call derivative is measured at fair value using a binomial tree. These models utilizing observable and unobservable market data, including stock price, expected volatility, risk-free interest rate and expected dividend yield, as applicable. The embedded exchange feature and capped call derivatives are classified as Level 3 as the Company uses expected volatility that is unobservable and significant to the valuation. In general, an increase in our stock price or stock price volatility would increase the fair value of the embedded exchange feature and capped call derivatives which would result in an increase in loss and gain, respectively. As time to the expiration of the derivatives decreases, the fair value of the derivatives would decrease. The volatility used as of December 31, 2020 for the embedded exchange feature was 48.13% and 33.81% for the capped call. The fair value of the embedded exchange feature and capped calls resulting from a change in volatility are included below.

	10% increase in volatility	10% decrease in volatility
Embedded exchange feature	$7.2	$6.8
Capped calls	25.6	10.6

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

(b)	Interest rate swap derivatives:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps, to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $25,966,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2020.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made. On August 30, 2019, one of the Company’s interest rate swap counterparties exercised its termination right for early settlement. Upon termination, the Company made a payment of $97,955,000, equal to the fair value liability at the date of settlement, plus an additional amount in accrued interest.

As of December 31, 2020, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2020	Maximum notional amount(1)	Effective date	Ending date
5.4200%	302.3	302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	29.4	29.4	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

17.     Financial instruments (continued):

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s derivatives:

	2020	2019
Derivative assets
Capped call derivative asset	$19.2	—
Derivative liabilities
Interest rate swaps	63.0	49.3
Derivative put instrument	—	0.9
Derivative embedded exchange feature	5.9	—

There are no amounts subject to the master netting arrangements in 2020 or 2019.

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2020	2019	2018
Earnings (losses) recognized in net earnings:
Loss on interest rate swaps(1)	$(36.4)	$(58.8)	$14.7
Gain on derivative put instrument	0.9	23.7	0.8
Gain on capped call derivative asset	3.7	—	—
Gain on derivative embedded exchange feature	0.3	—	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	(0.3)	(0.3)	(0.3)
Depreciation and amortization	(1.0)	(0.7)	(0.8)

(1)

For the years ended December 31, 2020, 2019 and 2018, cash flows related to actual settlement of interest rate swaps were $21,789,000, $126,782,000, and $41,284,000.  These are included in investing activities on the consolidated statements of cash flows. For the years ended December 31, 2018 cash flows related to actual settlement of interest rate swaps of $41,284,000 was reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,094,000.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years Ended December 31, 2020, 2019 and 2018

18. Subsequent events:

(a)	On January 4, 2021, the Company declared dividends of $48,000,000 on its common shares to Atlas, which was paid on January 27, 2021.
(b)

In January 2021, the Company made repayment of $69,166,000 upon early termination of a sale-leaseback financing arrangement secured by one 11000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11000 TEU vessel.

(c)	In February 2021, the Company issued $200,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market. The bonds will mature in February 2024 and bear interest at 6.5% per annum.
(d)	In February 2021, the Company entered into shipbuilding contracts for the construction of two 24000 TEU newbuild containerships for an aggregate purchase price of $287,400,000.
(e)

In February 2021, the Company entered into shipbuilding contracts for the construction of ten 15000 TEU dual-fuel liquefied natural gas newbuild containerships, including a firm purchase of five vessels and an option to purchase an additional five similar vessels. In March 2021, the Company exercised the option to construct the additional five similar vessels. The aggregate purchase price of the vessels is $1,399,010,000.

(f)

In February 2021, the Company entered into shipbuilding contracts for the construction of twelve high-quality scrubber-fitted newbuild containerships, including firm orders for four 11800 TEU, and four 15000 TEU, plus an option for four additional 15000 TEU vessels. The aggregate purchase price of the eight firm order vessels is $806,400,000.

(g)

In February 2021, the Company entered into an agreement to acquire two 15000 TEU scrubber-fitted containerships for an aggregate purchase price of $254,000,000. The vessels are expected to be delivered in the second quarter of 2021.

(h)	In March 2021, the Company entered into shipbuilding contracts for the construction of six 15000 TEU scrubber-fitted newbuild containerships for an aggregate purchase price of $697,800,000.

(i)

In March 2021, the Company entered into shipbuilding contracts for the construction of six 15500 TEU high-quality, scrubber-fitted newbuild containerships for an aggregate purchase price of $707,400,000.

(j)	On March 30, 2021, the Company approved dividends of $48,000,000 on its common shares to Atlas, to be declared on April 1, 2021.

PART II — OTHER INFORMATION

Item 1 — Exhibits

The following exhibits are filed as part of this Report:

Exhibit Number	Description

15.1	Consent of KPMG LLP, relating to the Company Financial Statements